UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Room 1207, Building No. 5, 5 West Laiguangying Road

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

9F Inc. Reports First Half 2025 Unaudited Financial Results

BEIJING, CHINA — October 3, 2025— 9F Inc. (“9F” or “the Company”) (NASDAQ: JFU), a digital technology service provider aiming to empower institutional partners with advanced financial technologies, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

●	Total net revenues were RMB152.1 million (US$21.2 million), representing an increase of 6.5% from RMB142.8 million in the first half of 2024. The increase was primarily due to the increase in our sales income revenues resulting from the adjustment to our product offering structure.

●	Net income was RMB218.5 million (US$30.5 million), as compared to net income of RMB12.5 million in the first half of 2024. The increase was (i) primarily attributable to unrealized gains from our investments in listed stocks and ETFs as of June 30, 2025, which were made on a temporary basis for better management of our cash reserve, and (ii) partly due to a decrease in our operating expenses resulting from our continued cost control efforts. Unrealized gains from our investments are based on unrealized mark-to-market valuations and they are subject to fluctuations. These gains may reverse and present a possibility of future losses either due to market volatility or if we decide to divest at an unfavorable time. Unrealized gains from our investments are not generated from our operations and therefore have no material impact on our operations.

We are navigating a period of transition to adapt to the regulatory regime under the Notice of Strengthening the Management of the Internet Loan Facilitation Business of Commercial Banks to Enhance the Quality and Efficiency of Financial Services, as recently issued by the National Financial Regulatory Administration and which is expected to bring about a reduction in our technology-based businesses and require us to enhance our operational efficiency, reduce costs at the operational level and pursue new business opportunities.

●	Adjusted net income[1] was RMB105.1 million (US$14.7 million), as compared to an adjusted net income of RMB6.4 million in the first half of 2024.

●	Cash and cash equivalents and term deposits were RMB443.6 million (US$61.9 million), representing a 30.9% decrease compared with RMB642.1 million as of December 31, 2024. The decrease was primarily due to the purchase of Investment in marketable securities.

●	Restricted cash was RMB459.4 million (US$64.1 million), representing a 73.8% increase from RMB264.3 million as of December 31, 2024, of which RMB313.6 million was cash subject to temporary judicial freeze in connection with certain ongoing litigations, and RMB122.9 million was cash we received from investors under Internet Securities Services for Hong Kong and U.S. stock markets for their investment in securities.

First Half 2025 Financial Results

●	Total net revenues were RMB152.1 million (US$21.2 million), representing an increase of 6.5% from RMB142.8 million in the first half of 2024.

Sales income revenues were RMB 75.9 million (US$10.6 million) in the first half of 2025, representing an increase of 69.5% from RMB 44.8 million in the first half of 2024. The increase was primarily due to the initiatives we implemented proactively to adjust our product offering structure for purposes of enhancing our business efficiency and margin.

Technical services revenues were RMB61.0 million (US$8.5 million) in the first half of 2025, representing a decrease of 22.3% from RMB78.5 million in the first half of 2024. The decrease was primarily due to the decrease in demand for our technical services, which was in turn a result of the relative decline in the business activities of our customers.

Wealth management revenues were RMB15.3 million (US$2.1 million) in the first half of 2025, representing a decrease of 21.7% from RMB19.5 million in the first half of 2024. This reflected a reduction in the demand from customers of our insurance business during the period.

[1]	“Adjusted net income” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section entitled “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release. Adjusted net income excludes the effect of share-based compensation expenses, impairment loss of investments, unrealized gain of investment in marketable securities and tax effect of adjustments.

Total operating expenses and fees (including cost of goods sold) were RMB124.0 million (US$17.3million), representing a decrease of 41.8% from RMB213.0 million in the first half of 2024, consisted of (i) sales and marketing expenses of RMB5.9 million (US$0.8 million), representing a decrease of 22.3% from RMB7.6 million in the first half of 2024, (ii) origination and servicing expenses of RMB27.6 million (US$3.9 million), representing an decrease of 57.0% from RMB64.2 million in the first half of 2024, (iii) general and administrative expenses of RMB77.7 million (US$10.8million), representing a decrease of 32.7% from RMB115.4 million in the first half of 2024, and (iv) reversal of credit losses of RMB0.8 million (US$0.1 million), as compared to provision for credit losses of RMB14.1 million in the first half of 2024, as well as the cost of goods sold of RMB13.6 million (US$1.9 million), representing an increase of 15.6% from RMB11.8 million in the first half of 2024.

Interest income and realized gain of investment in marketable securities was RMB56.5 million (US$7.9 million) in the first half of 2025, compared with RMB45.0 million in the first half of 2024.

Income tax expense was RMB20.8 million (US$2.9 million) in the first half of 2025, compared with RMB5.7 million in the first half of 2024. Income tax expense increased primarily because certain of our subsidiaries did not incur losses in the previous year to enable them to offset this year’s profit before income tax, resulting in an increase in their income tax during the first half of 2025.

Net income was RMB218.5 million (US$30.5 million) in the first half of 2025, compared with net income of RMB12.5 million in the first half of 2024.

Adjusted net income2 was RMB105.1 million (US$14.7 million), compared with adjusted net income of RMB6.4 million in the first half of 2024.

As of June 30,2025, the Company had cash and cash equivalents and term deposits of RMB443.6 million (US$61.9 million).

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and as a supplemental measure to review and assess its financial and operational performance. The Company believes that adjusted net income provides useful information about its core operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The Company also believes that adjusted net income, which excludes the effect of share-based compensation expenses, impairment loss of investments, unrealized gain of investment in marketable securities and tax effect of adjustments, helps identify underlying trends in its business and helps the Company’s management formulate business plans.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Other companies, including peer companies in the industry, may calculate this non-GAAP measure differently, which may reduce its usefulness as a comparative measure. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

[2]	“Adjusted net income” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non- GAAP Results” set forth at the end of this press release. Adjusted net income excludes the effect of share-based compensation expenses, impairment loss of investments, unrealized gain of investment in marketable securities and tax effect of adjustments.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating the Company’s performance. For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the rate in effect as of June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The percentages stated are calculated based on RMB amounts.

The functional currency of certain of our subsidiaries is local currency (such as Hong Kong dollars) other than RMB or U.S. dollars. In preparing our unaudited financial results contained in this announcement, (i) assets and liabilities are translated from such entity’s functional currency to RMB using the exchange rates in effect on the balance sheet date, (ii) equity amounts are translated at historical exchange rates, and (iii) revenues, expenses, gains and losses are translated using the average rates for the six months ended June 30, 2025.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to continue or to complete its ongoing business transformation, its ability to attract and retain investors on its platform, its ability to apply for or obtain any license, its ability to expand into any new market, its ability to compete effectively, its ability to comply with any applicable laws, regulations and governmental policies in China or elsewhere, general economic conditions in China and elsewhere, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

9F Inc.

E-mail: ir@9fbank.com.cn

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for number of shares and per share data, or otherwise noted)

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$

Assets
Cash and cash equivalents	379,350	420,522	58,703
Restricted cash	264,263	459,370	64,126
Term deposit	262,759	23,034	3,215
Investment in marketable securities	1,956,027	2,392,097	333,924
Accounts receivable, net	83,065	89,611	12,509
Other receivables, net	62,479	99,081	13,830
Loan receivables, net	6,964	—	—
Prepaid expenses and other assets, net	159,102	162,752	22,719
Long-term investment, net	879,604	679,660	94,877
Operating lease right-of-use assets, net	11,153	7,015	979
Property, equipment and software, net	53,644	51,323	7,164
Intangible asset, net	4,626	3,969	556
Total assets	4,123,036	4,388,434	612,602
Liabilities
Payroll and welfare payable	11,470	11,883	1,659
Taxes payable	307,170	296,618	41,406
Accrued expenses and other liabilities	131,467	217,304	30,335
Operating lease liabilities	9,575	4,610	644
Amounts due to related parties	6,022	6,022	841
Deferred tax liabilities	763	654	91
Total liabilities	466,467	537,091	74,976
Shareholder’s equity
Class A ordinary shares(US$ 0.00001 par value; 4,600,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 174,304,260 shares issued and outstanding as of December 31,2024 and June 30, 2025)	1	1	—
Class B ordinary shares (US$ 0.00001 par value; 200,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 61,162,400 shares issued and outstanding as of December 31, 2024 and June 30, 2025)	1	1	—
Additional paid-in capital	5,712,976	5,713,253	797,539
Statutory reserves	470,542	470,542	65,685
Deficit	(2,781,606)	(2,563,045)	(357,787)
Accumulated other comprehensive income	199,863	175,811	24,542
Total 9F Inc. shareholders’ equity	3,601,777	3,796,563	529,979
Non-controlling interest	54,792	54,780	7,647
Total shareholders’ equity	3,656,569	3,851,343	537,626
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,123,036	4,388,434	612,602

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025	Six Months Ended June 30, 2025
	RMB	RMB	US$
Revenue:
Sales income	44,750	75,860	10,590
Cost of goods sold	(11,786)	(13,627)	(1,902)
Gross Profit	32,964	62,233	8,688
Technical services	78,507	60,982	8,513
Post-origination services	—	—	—
Wealth management	19,510	15,268	2,131
Total net revenues	142,767	152,110	21,234
Operating costs and expenses:
Sales and marketing	(7,612)	(5,911)	(825)
Origination and servicing	(64,192)	(27,627)	(3,857)
General and administrative	(115,350)	(77,666)	(10,842)
(Provision for) reversal of credit losses	(14,100)	812	113
Total operating expenses and fees (including cost of goods sold)	(213,040)	(124,019)	(17,313)
Operating (loss) income	(70,273)	28,091	3,921
Interest income and realized gain of investment in marketable securities	44,994	56,495	7,886
Impairment loss of investments	146	(9,034)	(1,261)
Unrealized gain of investment in marketable securities	10,784	133,689	18,662
Other income, net	14,132	217	30
(Loss) Income before income tax expense and share of profit from equity method investments	(217)	209,458	29,238
Income tax expense	(5,682)	(20,828)	(2,907)
Income from equity method investments, net	18,374	29,920	4,177
Net income	12,475	218,550	30,508
Net loss attributed to the non-controlling interest shareholders	24	11	2
Net income attributable to 9F Inc. ordinary shareholders	12,499	218,561	30,510
Net income per ordinary share:
Basic	0.05	0.93	0.13
Diluted	0.05	0.93	0.13
Weighted average number of ordinary shares used in computing net income per ordinary share
Basic	235,499,660	235,499,660	235,499,660
Diluted	235,911,995	235,879,327	235,879,327

9F Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025	Six Months Ended June 30, 2025
	RMB	RMB	USD
Net income	12,475	218,550	30,508
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of nil	104,119	(24,052)	(3,358)
Total comprehensive income	116,594	194,498	27,150
Total comprehensive loss attributable to the non-controlling interest shareholders	24	11	2
Total comprehensive income attributable to 9F Inc	116,618	194,509	27,152

9F Inc.

Unaudited Reconciliations of GAAP And Non-GAAP Results

(Amounts in thousands, except for number of shares and per share data, or otherwise noted)

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025	Six Months Ended June 30, 2025
	RMB	RMB	USD
Net income	12,475	218,550	30,508
Add:
Share-based compensation	2,388	277	39
Impairment loss of investments	(146)	9,034	1,261
Less:
Unrealized gain of investment in marketable securities	10,784	133,689	18,662
Tax effect of adjustments	(2,500)	(10,949)	(1,528)
Non-GAAP Adjusted net income	6,433	105,121	14,674

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

By:	/s/ Lei Liu
Name:	Lei Liu
Title:	Chief Executive Officer

Date: October 3, 2025